One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

July 18, 2016

Mr. Asen Parachkevov

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Goldman Sachs ETF Trust (the “Registrant”),

SEC File Nos. 333-200933 and 811-23013

Dear Mr. Parachkevov:

We are writing in response to comments provided telephonically on June 9, 2016, with respect to your review of Post-Effective Amendment No. 3 (“PEA No. 3”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on February 8, 2016. PEA No. 3 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering Shares of Goldman Sachs Hedge Industry VIP ETF (formerly Goldman Sachs Hedge Fund VIP ETF) (the “Fund”) and Goldman Sachs High Sharpe Ratio ETF. We have reproduced your comments relating to the Fund below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Comment 1. Please provide the completed “Annual Fund Operating Expenses” table for the Fund in advance of the 485(b) filing.

Response 1. The Fund’s completed “Annual Fund Operating Expenses” table is attached hereto as Exhibit A.

Comment 2. Please confirm that, with respect to any fee waiver and expense limitation arrangements described in the footnotes to the Fund’s “Annual Fund Operating Expenses” table, the Investment Adviser will not be entitled to recoup any amounts waived or reimbursed pursuant to the arrangements.

Response 2. The Fund has adopted a unitary fee structure. No fee waiver arrangements are in place with respect to the Fund, so the related disclosure has been removed.

Comment 3. Please supplementally provide support for inclusion of disclosure regarding prior performance of the Goldman Sachs Hedge Fund VIP Index.

Response 3. The Fund has removed the prior performance disclosure.

Comment 4. Please revise the Prospectus and Statement of Additional Information disclosure to clarify that the Goldman Sachs Hedge Fund VIP Index delivers exposure to equity holdings of hedge fund managers, not hedge funds, per the index methodology.

Response 4. The disclosure has been revised accordingly.

Comment 5. Please revise the disclosure regarding the index methodology in the Fund’s Statement of Additional Information to state that the third-party data provider used to identify hedge fund managers uses a rules-based methodology to identify investment advisers that manage hedge funds as a primary part of their business and specify what constitutes a “primary part” of their business for this purpose.

Response 5. The disclosure has been revised accordingly.

Comment 6. Please confirm that, if the third-party data provider used to identify hedge fund managers in accordance with the index methodology no longer provides such information, the Index Provider will continue to be able to obtain such information determined (whether by itself or through a third party) using the third-party data provider’s rules-based methodology.

Response 6. The Index Provider confirms that, if the third-party data provider used to identify hedge fund managers in accordance with the index methodology no longer provides such information, the Calculation Agent is expected to be able to provide such information using a process that will result in no material changes to the index constituents.

Comment 7. Please confirm that the third-party data provider used to identify hedge fund managers uses all 13F filers as the starting universe for the determination of which entities constitute hedge fund managers.

Response 7. The third-party data provider has represented to the Index Provider that it uses all 13F filers as the starting universe for the determination of which entities constitute hedge fund managers.

Comment 8. Please provide Tandy Representations.

Response 8. Tandy Representations are attached hereto as Exhibit B.

*     *     *     *     *     *     *     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc:	Andrew Murphy, Goldman, Sachs & Co.
Joseph McClain, Goldman, Sachs & Co.

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Distribution and/or Service (12b-1) Fee	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.45%

Exhibit B

July 18, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Stephanie A. Capistron of Dechert LLP at (617) 728-7127.

Sincerely,

/s/ Andrew Murphy
Andrew Murphy, Goldman, Sachs & Co.

cc:	Stephanie A. Capistron, Dechert LLP

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